ITC Holdings Corp.
Valero Refinery
Jackson, Mississippi
April 17, 2012
Entergy
Transmission Business
Filed by ITC Holdings Corp.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: ITC Holdings Corp.
Commission File No. 001-32576

Safe Harbor Language & Legal Disclosure
This presentation contains certain statements that describe ITC Holdings Corp. (“ITC”) management’s beliefs concerning future business conditions and prospects, growth opportunities and the outlook for ITC’s business, including ITC’s business and the electric transmission industry based upon information currently available. Such statements are “forward-looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995. Wherever possible, ITC has identified these forward-looking statements by words such as “anticipates”, “believes”, “intends”, “estimates”, “expects”, “projects” and similar phrases. These forward-looking statements are based upon assumptions ITC management believes are reasonable. Such forward-looking statements are subject to risks and uncertainties which could cause ITC’s actual results, performance and achievements to differ materially from those expressed in, or implied by, these statements, including, among other things, (a) the risks and uncertainties disclosed in ITC’s annual report on Form 10-K and ITC’s quarterly reports on Form 10-Q filed with the Securities and Exchange
Commission (the “SEC”) from time to time and (b) the following transactional factors (in addition to others described elsewhere in this document and in subsequent filings with the SEC): (i) risks inherent in the contemplated transaction, including: (A) failure to obtain approval by the Company’s shareholders; (B) failure to obtain regulatory approvals necessary to consummate the transaction or to obtain regulatory approvals on favorable terms; (C) the ability to obtain the required financings; (D) delays in consummating the transaction or the failure to consummate the transactions; and (E) exceeding the expected costs of the transactions; (ii) legislative and regulatory actions, and (iii) conditions of the capital markets during the periods covered by the forward-looking statements.
Because ITC’s forward-looking statements are based on estimates and assumptions that are subject to significant business, economic and competitive uncertainties, many of which are beyond ITC’s control or are subject to change, actual results could be materially different and any or all of ITC’s forward-looking statements may turn out to be wrong. They speak only as of the date made and can be affected by assumptions ITC might make or by known or unknown risks and uncertainties. Many factors mentioned in this document and the exhibits hereto and in ITC’s annual and quarterly reports will be important in determining future results. Consequently, ITC cannot assure you that ITC’s expectations or forecasts expressed in such forward-looking statements will be achieved. Actual future results may vary materially. Except as required by law, ITC undertakes no obligation to publicly update any of ITC’s forward-looking or other statements, whether as a result of new information, future events, or otherwise.
The transaction is subject to certain conditions precedent, including regulatory approvals, approval of ITC’s shareholders and the availability of financing. ITC cannot provide any assurance that the proposed transactions related thereto will be completed, nor can it give assurances as to the terms on which such transactions will be consummated.

Safe Harbor Language & Legal Disclosure
ITC and Mid South TransCo LLC (“TransCo”) will file registration statements with the SEC registering shares of ITC common stock and TransCo common units to be issued to Entergy Corporation (“Entergy”) shareholders in connection with the proposed transactions. ITC will also file a proxy statement with the SEC that will be sent to the shareholders of ITC. Entergy shareholders are urged to read the prospectus and/or information statement that will be included in the registration statements and any other relevant documents, because they contain important information about ITC, TransCo and the proposed transactions. ITC’s shareholders are urged to read the proxy statement and any other relevant documents because they contain important information about ITC, TransCo and the proposed transactions. The proxy statement, prospectus and/or information statement, and other documents relating to the proposed transactions (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. The documents, when available, can also be obtained free of charge from Entergy upon written request to Entergy Corporation, Investor Relations, P.O. Box 61000 New Orleans, LA 70161 or by calling Entergy’s Investor Relations information line at 1-888-ENTERGY (368-3749), or from ITC upon written request to ITC Holdings Corp., Investor Relations,
27175 Energy Way, Novi, MI 48377 or by calling 248-946-3000
This presentation is not a solicitation of a proxy from any security holder of ITC. However, Entergy, ITC and certain of their respective directors and executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies from shareholders of ITC in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of Entergy may be found in its 2011 Annual Report on Form 10-K filed with the SEC on February 28, 2012, and its definitive proxy statement relating to its 2012 Annual Meeting of Shareholders.
Information about the directors and executive officers of ITC may be found in its 2011 Annual Report on Form 10-K filed with the
SEC on February 22, 2012, and its definitive proxy statement relating to its 2012 Annual Meeting of Shareholders.

NORTH DAKOTA
MINNESOTA
SOUTH DAKOTA
IOWA
MICHIGAN
ILLINOIS
MISSOURI
KANSAS
OKLAHOMA
TEXAS
ITC *Transmission*
METC
ITC Midwest
ITC Great Plains
ITC Panhandle Transmission

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About ITC
•
Largest independent transmission
company in the country and only
one publicly traded; 9    largest
transmission owner overall
Over 15,100 miles of transmission
Seven states
Over 26,000 MW of load served
•
Develop transmission with the goal
of:
Offering best in class transmission
system reliability
Providing equal access to all
generation sources
Supporting public policy needs
th

NORTH DAKOTA
MINNESOTA
WISCONSIN
SOUTH DAKOTA
MICHIGAN
IOWA
NEBRASKA
ILLINOIS
INDIANA
KANSAS
MISSOURI
OKLAHOMA
ARKANSAS
MISSISSIPPI
LOUISIANA
TEXAS
ITCTransmission
METC
ITC Midwest
ITC Great Plains
Entergy Transmission Operating Subsidiaries
Green Power Express
KETA Project
Kansas V-Plan
Hugo to Valliant

ITC and Entergy
System Peak
Load
26,100 MW 28,000 MW
Service Area Seven states Four states*
Total
Transmission
Miles
15,100 miles 15,700 miles
Service Area
Square Miles
89,850 114,669
RTO
Membership
MISO/SPP Anticipated
MISO
membership
by 12/2013
* Entergy also owns limited assets in Missouri.
Entergy
Transmission
Business

Independent Model
Benefits of ITC independent
transmission model
Transparency
Reliability
Transparency
Operational
Excellence
Infrastructure
Investment
High Credit
Quality
Public Policy
Alignment
Facilitate Generator
Interconnection
Customer
Focus

ITC Holdings Corp. Capital Investments
$700
$600
$500
$400
$300
$200
$100
$0
in millions
$41
$81.5
$117.8
$178.5
$286.2
$399.4
$361.6
$454.6
$632.9
2003
2004
2005
2006
2007
2008
2009
2010
2011
ITC*Transmission*
METC
ITC Midwest
ITC Great Plains

7 Historical Capital Investments 2003-2011

8
Transaction Overview
Transaction Structure
• Reverse Morris Trust – Entergy’s transmission business merges into ITC
• Prior to merger, Entergy to pursue tax free spin-off of transmission business and
ITC to effectuate a recapitalization, anticipated to be special dividend of $700 million
• 100% stock consideration
• Entergy to issue approximately $1.775 billion of debt, to be assumed by ITC
• ITC to issue approximately $700 million of unsecured debt at holdings level
ITC Shareholders
Post-Merge
• 50.1% Entergy shareholders
• 49.9% ITC shareholders
ITC Senior
Mgmt & Board
• Two new independent directors who have transmission industry knowledge and familiarity with Entergy’s region
• ITC’s management team will remain intact for combined business, supplemented with key Entergy leadership personnel from Entergy’s transmission business
Headquarters • Regional headquarters remain in Jackson, MS
• Corporate headquarters in Novi, MI
Expected Closing • In 2013, subject to timing of approvals
Approval Process • Entergy retail regulatory approvals
• Federal Energy Regulatory Commission approvals
• ITC shareholder approval
• Certain other regulatory approvals

Approach to Transmission Planning
•
Independent and efficient transmission investment to benefit all customers
•
Address local, state and regional reliability and economic needs.
• Identify transmission needs across a larger, footprint
• Propose transmission solutions for consideration alongside non-
transmission solutions in an open and transparent planning
forum, where optimal solutions can be found
•
Economically reduce system congestion
•
Expanded grid and market access through investments in
transmission
•
Lower overall cost of delivered energy
•
Plan the system to accommodate public policy mandates

Operational Excellence
•
ITC’s overarching goal:  Best-in-class system
operations and performance
•
Culture of safety and proven record of safety
performance
•
Preventative maintenance emphasized to reduce
costly reactive maintenance
•
Operating companies consistently rank strongly in
the SGS Statistical Services Transmission Reliability
Benchmarking program
•
Our control room is staffed with operators qualified
at the highest level under the NERC Operator
Certification Program
•
Restoring power quickly is a core competency and
area of focus for ITC
•
Experience in working cooperatively with large
commercial and industrial entities to address their
needs and concerns about power quality

ITC Foundation in Safety
Safety is integral to ITC’s culture of operational excellence.  Amid active capital and maintenance initiatives, we sustain a safe work environment for our employees and contractors.
2.5
2.0
1.5
1.0
0.5
0.0
Industry
Average
Industry
Top Quartile
ITC 2011 ITC 2010
0.6
0.5
0.4
0.3
0.2
0.1
0.0
Industry
Average
Industry Top
Quartile
ITC 2011 ITC 2010
Recordable Incident Rate Lost Work Day Case Incident Rate
Source:  Edison Electrical Institute (EEI) Safety Survey (2010 survey)

Proactive Maintenance
•
Achieved 100% compliance with maintenance requirements under NERC standards in 2011 audit of ITC’s three operating companies
•
ITC spends three times more on preventive maintenance than reactive, unplanned activities
•
Transmission lines were 100% available during 2011 summer all-time peak, or near all-time peak, demand
As the result of our singular focus on
transmission, ITC’s
commitment to
preventative maintenance has helped
maximize the availability of critical equipment
and the transmission system.

Systematic Approach to Outage Reduction
Root cause analysis and feedback into both the maintenance plan and capital improvements
Example:  Initiated a project to install
a second shield wire for additional
lightning protection on a circa 1950
120kV circuit that had seven lightning
related outages since 2003
Identify and document cause of each
sustained outage
• < 5% of outages are recorded as
“unknown” cause
Committee of operations, engineering,
planning and stakeholder relations reviews
each outage
• Identification of system
planning/maintenance/operating
improvements or larger scale projects
• Initiate additional inspections, special
maintenance or study projects
Track performance trends
• Circuits with repeat outages are identified
and given extra attention
Separate committee performs an after action
review for all human performance events

0.4
0.2
0.0
P10
Q1
Q2
ITC Midwest
0.57
Q3
Peer
0.35
Region
0.30
METC
0.19
Number of sustained outages per circuit, all voltages, 2010
ITC Transmission
0.12
0.6
Reliability – 2010 Sustained Outage Performance
Lower is
better
Source: 2011 SGS Transmission Reliability Benchmarking Study
ITCTransmission
and METC perform with the best 10% of companies for number
of sustained outages per circuit.  Majority of ITC Midwest system is 69kV and improvement programs have had less time to be effective, however performance has shown improvement in 2011.

Reliability – 2010 Outage Duration
Q3
ITC Midwest
181
Peer
160
200
130
METC
78
ITC
Transmission
16
300
Average circuit outage duration (in minutes), 2010
250
150
100
50
0
P10
Q1
Q2
Region
Source: 2011 SGS Transmission Reliability Benchmarking Study
ITCTransmission
and METC circuit outage duration is less than the Region and Peer
Group.  ITC Midwest duration is longer, but within the third quartile.  Transmission circuit outages do not equate to end use customer outages in most cases, except for ITC Midwest.
Lower is
better

•
ITC’s record:
•
In Michigan, ITC’s systems are
very reliable, resulting in only a
handful of customer outages
•
On our Midwest system, where
we own 34.5kV and 69kV
transmission, 78% of  outages
impacting customers are restored
at the point of interconnection
within 90 minutes
•
ITC and Entergy will be developing detailed, integrated storm restoration plans prior to closing
•
ITC plans to integrate key areas of its Incident Command System (ICS)
with Entergy’s ICS structure to ensure continued excellence in storm restoration
ITC’s number one priority:  getting customers back on line safely.
Storm Restoration
Building on Entergy’s Record of Excellence

Straight-Line Wind Storm in Iowa
July 2011
•
Several counties across central
Iowa
•
Straight-line winds 130 mph
•
30-mile-wide, 70-mile-long path
of destruction
•
NOAA: Wind event was most
widespread and damaging in
east central Iowa since 1998
•
Within 72 hours, ITC restored
all customers capable of taking
service
•
Three days later, the system
experienced record peak
demand without incident

•
Severe storms spawned a
tornado which struck and
damaged DTE Energy’s Fermi 2
nuclear power plant in Monroe
County, Michigan
•
Four of the five transmission
lines interconnecting the plant
were damaged and the reactor
automatically shutdown
Nuclear Plant Restoration
June 2010
With the outstanding support from ITC, we were able to restore our offsite lines and our switchyard, assess the plant condition and exit the emergency plan by about 2 a.m. Monday morning.”
- DTE Fermi Plant Manager
•
ITC crews worked around the clock for 48 hours to restore the damaged lines.

Working Relationships with Large Commercial
and Industrial Customers
•
Dedicated Stakeholder Relations group as single point of contact for stakeholders, providing advocacy and issue resolution at ITC
•
Stakeholders include municipal and cooperative utilities, independent power producers and retail load of large industrial and commercial retail customers connected at transmission level voltages
•
With Entergy, proactively coordinate meetings with stakeholders to identify stakeholder issues and resolve any concerns through one-on-
one meetings and Semi-annual “Partners in Business” meetings
•
Energy policy, legislative and regulatory matters
•
Capital project, transmission planning and preventative maintenance
•
Operations preparedness for summer peak load and storm events
•
Transmission rates
•
Timely customer communication
•
Storm restoration
•
Planned outages to eliminate or minimize any potential risk and costs to industrial processes
•
Unplanned outages regarding cause, estimated duration, and future prevention
•
Conduct annual survey on effectiveness of group and of ITC in general

Stakeholder Relations Example of Activities
with Large Industrial Customer
Major Vehicle Manufacturer (Large Industrial Load)
• ITC participates in bi-monthly utility interface meetings
with manufacturer. These meetings are an opportunity
to continuously improve the electric services at their
facilities
• ITC reviews every electrical event at facility, giving
special attention to their production facilities. Every
event is extensively investigated to determine what,
why and when the event took place but most
importantly what will be done to ensure the events do
not repeat again in the future. In addition to reviewing
events, ITC works on scheduling preventative
maintenance activities in non-production times when
possible
• ITC and manufacturer also share industry knowledge
of our collective experiences with electric assets,
procedures and experiences to gain a global
perspective of knowledge in the electric industry

Stakeholder Response to
Reliability Improvements
“ITC was instrumental in a recent electrical interconnection upgrade in order to support an expansion at our Hemlock Semiconductor Facility in
Michigan.  ITC worked cooperatively with us and the local utility serving
HSC to ensure the interconnection met our needs for timing and reliability.
Even now after the upgrade has been completed, ITC meets with us and the local utility quarterly to coordinate maintenance and address any of our concerns.  The level of service and reliability that we have received from ITC has been outstanding!”
Rod Williamson, Energy Development Manager

Dow Corning Corporation – Midland, MI

Customer & Stakeholder Benefits
•
Furthers objectives of independent transmission model
•
Including the commitment to maintain strong reliability, economically reduce congestion, foster competition and greater liquidity in wholesale markets
•
Facilitator of competitive wholesale markets
•
Building robust interconnections and related system upgrades to bring generation to market
•
Culture of safety and commitment to operational excellence
•
Focus on achieving and maintaining best-in-class performance in safety, reliability and compliance
•
•
Since inception, ITC has made capital investments in its business of approximately $2.6 billion, largely to improve system reliability and expand system capacity, and annually spends three times more on preventive versus reactive maintenance
•
•
Ingrain company in communities and regions including supporting economic development and resulting jobs, community involvement and supporting charities
Commitment to regions and communities we serve through corporate  citizenship
Investments in the system – both capital and maintenance

Thank you Entergy Transmission Business